November 12, 2013

Kevin Woody, Accounting Branch Chief

Peter Mcphun

Jerard Gibson

Duc Dang

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

VIA EDGAR AND FEDERAL EXPRESS

     Re: Boston Investment and Development Corp.

Amendment No. 3 to Registration Statement on Form S-1

Filed October 10, 2013

File No. 333-189200

Dear Mr. Woody, Mr. Mcphun, Mr. Gibson, and Mr. Dang:

This letter is written on behalf of Boston Investment and Development Corp. (the “Company”), and responds to the letter of the Commission staff (the “Staff”) dated November 4, 2013 (the “Comment Letter”), with regard to the above-referenced Amendment No. 3 to the Registration Statement on Form S-1 (the “Registration Statement” or “S-1”), SEC File No. 333-189200, and contains the Company’s responses to the Staff’s comments.

The Company has filed today an amendment to the Registration Statement (“Amendment No. 4”) to respond to the Staff’s comments and to provide additional information. A paper copy of Amendment No. 4, redlined to show changes to the original Registration Statement, has also been provided for your convenience.

For your convenience, the Company has reproduced the comments from the Staff in the order provided followed by the Company’s corresponding response. All references in the Company’s responses to pages and captioned sections in the Registration Statement are to Amendment No. 4. Capitalized terms used in this letter and not otherwise defined herein have the meanings ascribed to them in Amendment No. 4.

General

1.                  We have considered your response to comment 3 in our letter dated September 13, 2013. Please revise to remove the “As of the date of this Prospectus” qualifier, or alternatively, tell us why you believe such clause is warranted.

Response to Comment No. 1

The Company has revised the language to remove the “As of the date of this Prospectus” qualifier.

2.                  We note your response to comment 4 that you did not request a representation from the selling shareholders regarding any affiliation with broker/dealers. In light of that fact, please discuss how management acquired its knowledge regarding affiliation status.

Response to Comment No. 2

As noted in response to prior comment 4, in connection with the private placement of the securities to the Selling Stockholders, the Company sought and received representations from each of the Selling Stockholders that he or she was not required to be registered as a broker-dealer, and that he or she was not a broker-dealer. The Company’s form of subscription agreement did not include a separate representation that any Selling Stockholder had no affiliation with any broker/dealer. None of the Selling Stockholders indicated to Mr. Trabelsi at the time of investment that he or she had any affiliation with a broker/dealer.

As noted in the Item 15 disclosure of recent sales of unregistered securities, Mr. Trabelsi had a personal relationship with each of the Selling Stockholders prior to their investment in the Company, which forms the underlying basis of the Company’s knowledge. He did not ask and has not asked each Selling Stockholder regarding any affiliation with any broker/dealer, but to his knowledge, none has such an affiliation, and none had such an affiliation at the time of his or her investment in the Company.

To clarify, the Company has revised the Selling Stockholders section to include the following underlined language, which notes the personal relationship Mr. Trabelsi has with the investors, and clarifies that management did not specifically ask about affiliation with a broker/dealer.

“No registration rights were granted to any Selling Stockholder, and there were no agreements between the Company and any Selling Stockholder that registration would be offered. Mr. Trabelsi had a personal relationship with each of the Selling Stockholders prior to their investment in the Company. To the knowledge of the management of the Company, none of the Selling Stockholders had any affiliation with any broker/dealers, although the Company’s management did not specifically request that any Selling Stockholder affirm that it had no such affiliation, other than requesting and receiving the second representation listed above.”

Description of Property, Page 21

3.                  We note your response to comment 5 and the qualification of your “knowledge” in regards to the relationship of your property to the Green Pines Townhomes. Considering you own the property, please revise to discuss your relationship to the Green Pines Townhomes.

Response to Comment No. 3

In response to prior Comment 5, the Company provided the following information:

“By way of explanation, the Company’s parcel of property is located in the Green Pines Townhomes subdivision in Taunton, Massachusetts. To the best knowledge of the Company, the Green Pines Townhomes Trust is the management association/homeowners association for the subdivision. As such, the multi-family dwelling properties that will be built and developed by the Company in its development will be part of the Green Pines Townhomes subdivision.”

The “knowledge” qualifier only related to the name of the entity that is the management association/homeowners association for the subdivision, and not to the relationship of the property to the Green Pines Townhomes subdivision. The Company has subsequently obtained the declaration of trust for the Green Pines Townhomes Condominium Trust, which is the management association for the subdivision. (There was never a qualifier on the location of the property in the subdivision itself.)

The Company has revised the disclosures in the description of business to include the underlined language:

“On March 31, 2013, the Company entered into a Standard Land Purchase and Sale Agreement (the “Purchase Agreement”) with the Mazzal Trust, pursuant to which the Company purchased property (the “Property”) consisting of “the land and all buildings thereon known as 171 Hart St., Taunton MA 02780.” The property consists of approximately 25 acres. The property is located in the Green Pines Townhomes subdivision, and the subdivision is managed by the Green Pines Townhomes Condominium Trust. (The manager of the Green Pines Townhomes Condominium Trust is Green Pines, LLC, a shareholder of the Company, the manager of which is Marty Trabelsi, the brother of Nissim Trabelsi, the Company’s President.) The purchase price for the Property was 1,500,000 shares of the Company’s common stock. On May 29, 2013, the purchase of the property closed, and the seller delivered the deed, and the Company issued the shares. As of the date of this Registration Statement, the Property sub-division had all the underground utilities installed, and one main road paved. Additionally, as of the date of this Registration Statement, one building with two units had been completed, and approximately 47 more units remained to be built in Phase 1 of the development. For Phase 2, management anticipates that an additional 50 units will be in the future.”

Directors, Executive Officers

Background of Directors, Executive Officers, page 27

4.                  We note your response to comment 9. Please supplement your disclosure to fully describe Ms. Illooz’s prior experience in the capacity of “project manager.” For instance, identify any projects in which she served in this role and explain what the responsibilities of the position entailed.

Response to Comment No. 4

The Company has revised the disclosure about Ms. Ilooz’s background and experience, including details about her brokerage and her property management practice. The updated biography included in Amendment No. 4 is as follows (with the new information underlined below):

Mazzal Ilooz, Secretary, Treasurer, Director; Age 72: Ms. Ilooz was born in Tel Aviv Israel. In 1980, she started a real estate office in Israel called Mazzal real estate services. She has over 20 years of experience as a real estate broker, helping hundreds of customers to achieve their dreams of home ownership. Over the last five years, she has focused on two principal areas which are of benefit to the Company: commercial and residential real estate transactions as a broker and as an agent; and real estate and project management. As a broker, over the past five years, Ms. Ilooz has been involved in over 27 real estate transactions, which were managed and completed by her brokerage, including managing documentation and closings, home inspections, and mortgage applications. With respect to real estate project management, her brokerage manages 11 projects in Israel and two in the United States (including the Company’s project). The projects in Israel include construction of a new small mall development and managing 19 storefront rentals; property management of two supermarket locations; management of 36 apartments over seven locations; working with a home builder to build and sell a single-family home. The project management duties include collection of rent; locating tenants and/or purchasers; negotiating leases and purchase contracts; and responsibility for maintenance and repairs. In the United States, on the project management side, Ms. Illooz has worked with a home builder to build and sell a single-family home, and has been working with the Company in connection with the construction and sale of the townhomes in the Project. Her work includes supervision of contractors and marketing the Project. Management anticipates that in connection with the initial projects and future projects, Ms. Ilooz will be involved in on-site project management and the sales office supervisor.

* * * * *

The Company understands that the Staff may have additional comments after receiving Amendment No. 4 and this letter. The Company also acknowledges that requests for acceleration of the effective date of the Registration Statement must be submitted at least two business days in advance of the requested effective date and must include the following acknowledgement (from the Company, and not through counsel):

-	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
-	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
-	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Harold Fisher, Chairman of the Company, or Park Lloyd, counsel to the Company, at (801) 415-3000, if you have any additional questions or wish to discuss any matters with respect to this letter or Amendment No. 4.

Very truly yours,

Boston Investment and Development Corp.

By: /s/ Harold Fisher

Name: Harold Fisher

Title: Chairman